Press release
For immediate release
May 28, 2009

Virginia and Odyssey Resources Limited to Enter Into a CA$4 M Agreement on the FCI Project and a CA$5 M Agreement on the Auclair Project

QUEBEC CITY, QUEBEC- Virginia Mines Inc. ("Virginia") (TSX:VGQ) is pleased to announce the signing of two agreements with Odyssey Resources Limited ("Odyssey") on the FCI and Auclair properties, located in the James Bay region of Quebec.

FCI Property
The FCI property consists of one block of 412 claims totalling 21,105 hectares. As per the agreement, Odyssey has the option to acquire a 50% participating interest in the FCI property in consideration of $4 million in exploration work, to be carried out during the next 6 years, and cash payments totalling $130,000 to be paid by the 3rd anniversary of the agreement. Under the agreement, Virginia will be the operator and will be conducting the exploration work under programs and budgets approved by both parties.

The FCI project covers 35 km of favourable geology within the Guyer greenstone belt. To date, several gold showing have been discovered across the entire length of the property, associated with a major lithological contact between volcanic rocks and sediments. Based on field work undertaken by Virginia between 1998 and 2007, these showings yielded values of up to 108.9 g/t Au in grab samples and up to 14.3 g/t Au over 2m in channel sampling. Limited diamond drilling of the Golden Gap showing has returned one interesting intersection grading 10.48 g/t Au over 7m and several other strongly anomalous intersections varying from 1.77 g/t Au over 3m to 0.93 g/t Au over 7.85m. A significant gold-in-till anomaly (up to 123 gold grains) remains unexplained along this fertile volcano-sedimentary contact. Moreover, polymetallic showings associated with QFP intrusions and sericite schists were also discovered at both ends of the property. The Felicie showing yielded values of up to 5.54 g/t Au, 100 g/t Ag, 1.86% Cu, 1.56% Pb, 4.94% Zn in grab samples, in the western portion of the property. The Sericite showing returned values of up to 150 g/t Ag, 0.3 g/t Au, 1.89% Cu, 1.45% Zn in grab samples, in the eastern portion of the property. Complete results have been previously disclosed in a technical report filed on SEDAR by Virginia .These targets will be tested this summer by a major program that will consist of prospecting, mapping and sampling.

Auclair Property
The Auclair property consists of 318 claims totalling 16,783 hectares. As per the agreement, Odyssey has the option to acquire a 50% participating interest in the property in consideration of $5 million in exploration work, to be carried out over the next 6 years, and cash payments totalling $150,000 to be paid by the 3rd anniversary of the agreement.

The Auclair project covers a 20-km-long, folded BIF (banded iron formation) at the eastern tip of the Eastmain greenstone belt, in a geological setting similar to the one hosting the large Musselwhite gold mine in northern Ontario. Several gold showings were discovered so far on the property in the BIF and in the enclosing sediments (wackes). These showings returned values of up to 0.79 g/t Au over 24m in channel samples. Diamond drilling yielded one intersection grading 5.4 g/t Au over 7m on the Arianne showing, in the eastern part of the property, and another one grading 5.2 g/t Au over 4m on the Golden Butterfly showing, in the west portion of the property (see Virginia's press releases of June 11, 1997, June 26, 1997 and October 9, 2002).

A systematic till sampling program covering the entire property has defined two significant gold dispersion trains with probable sources in overburden covered areas. A work program consisting of prospecting and detailed mapping is scheduled for the summer of 2009 and should be followed by a major diamond drill program to begin in late fall of 2009.

Virginia is pleased to team with a company managed by Messrs. David Fennell and James Crombie who are well known in the mining industry. Over the last ten years, they have been instrumental in identifying, acquiring and exploring the projects that were behind the success of Ariane Gold Corp., Hope Bay Gold Corporation and Palmarejo Silver and Gold Corporation. Mr. Fennell is also the founder and former president and CEO of Golden Star Resources Ltd., which during his 15-year tenure became a TSX 300 company and one of the most important mineral exploration companies in the world, with a very significant portfolio of exploration properties in the Guyana Shield. Mr. Fennell was instrumental in the discovery and development of the Omai mine in Guyana and the Gross Rosebel mine in Suriname.

Qualified Person
The technical information contained in this news release was reviewed and approved by Paul Archer, Virginia's Vice President Exploration and Acquisition who is a qualified person under National Instrument 43-101.

About Odyssey Resources
Odyssey Resources Limited is a well-funded Canadian-based junior exploration company whose shares trade on the TSX Venture Exchange under the symbol "ODX". Odyssey's activities in recent years were focused in Morocco and Turkey.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $38.5 million as at February 28, 2009, and 29,201,776 shares issued and outstanding as at April 30, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast, unexplored regions of northern Quebec.

For more information, please contact:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.